Filed by SCANA Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: SCANA Corporation
(Commission File No.: 1- 8809)

Information made available to employees:

Understanding the recent Form S-4 filing
As required by federal law, Dominion Energy late Wednesday filed a Registration Statement (SEC Form S-4) with the Securities and Exchange Commission related to the proposed merger of Dominion Energy and SCANA. Here are some FAQ’s to help you better understand what was filed and why:

What is the purpose of the S-4 filing?
The 241-page document provides detailed information regarding the merger agreement, including how and when the agreement came together. The filing also includes a preliminary proxy statement/prospectus, which incorporates important business and financial information about both Dominion and SCANA, and is the document that ultimately will be used to request that SCANA’s shareholders vote to approve the merger agreement.

What happens next with the filing?
The SEC is expected to review the proxy statement. It is not unusual for the SEC to provide the companies with comments on the proxy statement, which means the companies would then have to make revisions to the proxy statement and re-submit it to the SEC. The preliminary proxy statement leaves the date of the shareholder meeting blank; a meeting date won’t be set until closer to the time the proxy statement is finalized.

News reports said the filing contains information about “golden parachutes” for certain executives, including Kevin Marsh and Steve Byrne. What is that about?
The filing includes estimates of potential payments to key senior executive officers if the merger closes and if, within 24 months of closing, (1) the employment of a senior executive is terminated without “just cause”, or (2) a senior executive terminates his or her employment for “good reason” as such terms are defined in the applicable compensation plans. Such compensation provisions are common in corporate change-in-control situations, such as a merger. They’re designed to help ensure key executives don’t allow their personal interests (e.g., keeping their jobs) to interfere with making decisions in the best interests of the company. To be clear, Kevin and Steve are not entitled to any severance payments related to the merger. The only compensation listed for Kevin and Steve is tied to previously awarded long-term equity benefits that have not yet paid out. These benefits typically pay out three years after they are awarded. Completion of the merger (if it closes) could simply accelerate the timing of the payout of this previously awarded compensation.

Other news reports suggest the filing shows that companies other than Dominion were interested in buying SCANA. Is that accurate?
To be clear, although we had conversations with other utilities that expressed some form of interest, those expressions of interest did not result in actual offers to buy SCANA. Dominion presented us with a customer-focused proposal, which was the only offer we received.

Additional Information

In connection with the proposed transaction, Dominion Energy has filed a registration statement on Form S-4, which includes a document that serves as a preliminary prospectus of Dominion Energy and a preliminary proxy statement of SCANA (the “preliminary proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The registration statement has not yet become effective and the proxy statement/prospectus included therein is in preliminary form. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus (the “definitive proxy statement/prospectus”) will be sent to SCANA’s shareholders. Investors and security holders can obtain the registration statement and the preliminary proxy statement/prospectus, and will be able to obtain the definitive proxy statement/prospectus free of charge from the SEC’s website (http://www.sec.gov) or from Dominion Energy or SCANA. The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge by directing a request to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

Participants in the Solicitation

Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Dominion Energy’s directors and executive officers is available in Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 20, 2017, for its 2017 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about SCANA’s directors and executive officers is available in SCANA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 24, 2017, for its 2017 Annual Meeting of Shareholders and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary proxy statement/prospectus and will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above.